                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2010
                         -------------------------------

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 (Translation of registrant's name into English)

                     4 Nahal Harif St., Yavne, Israel 81106
                    (Address of principal executive offices)
                         -------------------------------

     Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                           FORM 20-F [X]    FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

     Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934:

                                 YES [_]    NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. ("Registrant") on April 6, 2010.

This report on Form 6-K shall be deemed to be incorporated by reference in the
Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the
Registrant.

                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          G. WILLI-FOOD INTERNATIONAL LTD.

Dated:  April 6, 2010

                                          By: /s/ Ety Sabach
                                          ------------------
                                          Ety Sabach
                                          Chief Financial Officer
News

                                                           FOR IMMEDIATE RELEASE

                G. WILLI-FOOD ANNOUNCE CONFERENCE CALL TO UPDATE
                      SHAREHOLDERS AND DISCUSS Q1 GUIDANCE

YAVNE, Israel - April 6, 2010 -- G. Willi-Food International Ltd. (NASDAQ: WILC)
(the "COMPANY" or "WILLI FOOD"), a global food company specializing in the development, manufacture, marketing and international distribution of kosher foods, will host a public conference call to update shareholders on corporate activities and to provide guidance for the first quarter of 2010. The call will be held Tuesday, April 13, 2010 at 10 a.m. EDT (7:00 a.m. Pacific).

To participate in the call please dial 1-877-941-4775, or 1-480-629-9761 for international calls, approximately 10 minutes prior to the scheduled start time.
Interested parties can also listen via a live Internet webcast, which will be available on the day of the call through the following link at ViaVid.net:
http://viavid.net/dce.aspx?sid=0000731f

A replay of the conference call will be available for 14 days from 1:00 p.m. EDT on April 13, 2010 through 11:59 p.m. EDT on April 27, 2010 by dialing
1-303-590-3030, access code 4281237. In addition, a recording of the call will be available via the the link shown above for one year.

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. (http://www.willi-food.co.il) is an
Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, manufacture, marketing and distribution of over 1,000 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,500 customers in Israel and around the world including large retail and private supermarket chains, wholesalers and institutional consumers. The company's operating divisions include Willi-Food in
Israel; Gold Frost, a wholly owned subsidiary who designs, develops and distributes branded kosher, dairy-food products; and Shamir Salads, an Israeli manufacturer and distributor of a broad line of over 400 Mediterranean-style chilled salads.

Contact:

AT THE COMPANY:

G. Willi Food International Ltd.
Ety Sabach, CFO
(+972) 8-932-1000
ety@willi-food.co.il

INVESTOR RELATIONS:

RedChip Companies, Inc.
Dave Gentry
800-733-2447, Ext. 104
407-644-4256, Ext. 104
info@redchip.com